Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The financial information on pages 1-16 of this exhibit concerning TOTAL SE and all of its direct and indirect consolidated companies located in or outside of France (collectively, “TOTAL” or the “Group”) with respect to the first quarter 2021 has been derived from TOTAL’s unaudited consolidated balance sheets as of March 31, 2021, unaudited statements of income, comprehensive income, cash flow, business segment information for the first quarter 2021 and unaudited consolidated statements of changes in shareholders’ equity for the first quarter 2021 starting on page 18 of this exhibit.

The following discussion should be read in conjunction with the aforementioned financial statements and business segment information and with the information, including TOTAL’s audited consolidated financial statements and related notes, provided in TOTAL’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the Securities and Exchange Commission (“SEC”) on March 31, 2021.

A.    KEY FIGURES

in millions of dollars (except earnings per share and number of shares)	1Q21	4Q20	1Q20	1Q21 vs 1Q20	1Q19	1Q21 vs 1Q19
Non-Group sales	43,737	37,943	43,870	ns	51,205	-15%
Adjusted net operating income(a) from business segments	3,487	1,824	2,300	+52%	3,413	+2%
• Exploration & Production	1,975	1,068	703	x2.8	1,722	+15%
• Integrated Gas, Renewables & Power	985	254	913	+8%	592	+66%
• Refining & Chemicals	243	170	382	-36%	756	-68%
• Marketing & Services	284	332	302	-6%	343	-17%
Net income (loss) from equity affiliates	881	73	732	+20%	711	+24%
Fully-diluted earnings per share ($)	1.23	0.31	(0.01)	ns	1.16	+6%
Fully-diluted weighted-average shares (millions)	2,645	2,645	2,601	+2%	2,620	+1%
Net income (Group share)	3,344	891	34	x98.4	3,111	+7%
Organic investments(b)	2,379	3,432	2,523	-6%	2,784	-15%
Net acquisitions(c)	1,590	1,099	1,102	+44%	306	x5.2
Net investments(d)	3,969	4,531	3,625	+9%	3,090	+28%
Cash flow from operations(e)	5,598	5,674	1,299	x4.3	3,629	+54%
Of which:
• (increase)/decrease in working capital	(819)	1,342	(884)	ns	(2,970)	ns
• financial charges	(384)	(436)	(512)	ns	(503)	ns

From 2019, data take into account the impact of the new rule IFRS16 “Leases”, effective January 1, 2019.

(a)  Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. See pages 3 et seq. “Analysis of business segment results” below for further details.

(b)  “Organic investments” = net investments excluding acquisitions, asset sales and other operations with non-controlling interests.

(c)  “Net acquisitions” = acquisitions - assets sales - other transactions with non-controlling interests, see “Investments – Divestments’” on page 14.

(d)  “Net investments” = organic investments + net acquisitions, see “Investments – Divestments’” on page 14.

(e)  See also “C. Group results – Cash Flow” on page 9 of this exhibit and the reconciliation table for different cash flow figures set forth under “Cash Flow” on page 14 of this exhibit.

Environment* — liquids and gas price realizations, refining margins

	1Q21	4Q20	1Q20	1Q21 vs 1Q20	1Q19	1Q21 vs 1Q19
Brent ($/b)	61.1	44.2	50.1	+22%	63.1	-3%
Henry Hub ($/Mbtu)	2.7	2.8	1.9	+46%	2.9	-5%
NBP** ($/Mbtu)	6.8	5.6	3.1	x2.2	6.3	+7%
JKM*** ($/Mbtu)	10.0	8.0	3.6	x2.8	6.6	+50%
Average price of liquids ($/b) Consolidated subsidiaries	56.4	41.0	44.4	+27%	58.7	-4%
Average price of gas ($/Mbtu) Consolidated subsidiaries	4.06	3.31	3.35	+21%	4.51	-10%
Average price of LNG ($/Mbtu) Consolidated subsidiaries and equity affiliates	6.08	4.90	6.32	-4%	7.20	-16%
Variable cost margin – European refining, VCM ($/t)	5.3	4.6	26.3	-80%	33.0	-84%

* The indicators are shown on page 17.

** NBP (National Balancing Point) is a virtual natural gas trading point in the United Kingdom for transferring rights in respect of physical gas and which is widely used as a price benchmark for the natural gas markets in Europe. NBP is operated by National Grid Gas plc, the operator of the UK transmission network.

*** JKM (Japan-Korea Marker) measures the prices of spot LNG trades in Asia. It is based on prices reported in spot market trades and/or bids and offers collected after the close of the Asian trading day at 16:30 Singapore time.

Production*

	1Q21	4Q20	1Q20	1Q21 vs 1Q20	1Q19	1Q21 vs 1Q19
Hydrocarbon production (kboe/d)	2,863	2,841	3,086	-7%	2,946	-3%
• Oil (including bitumen) (kb/d)	1,272	1,238	1,448	-12%	1,425	-11%
• Gas (including condensates and associated NGL) (kboe/d)	1,591	1,603	1,638	-3%	1,521	+5%

	1Q21	4Q20	1Q20	1Q21 vs 1Q20	1Q19	1Q21 vs 1Q19
Hydrocarbon production (kboe/d)	2,863	2,841	3,086	-7%	2,946	-3%
• Liquids (kb/d)	1,508	1,483	1,699	-11%	1,629	-7%
• Gas (Mcf/d)	7,400	7,406	7,560	-2%	7,167	+3%

*       Group production = production of Exploration & Production segment (EP) + production of Integrated Gas, Renewables & Power segment (iGRP).

Hydrocarbon production was 2,863 thousand barrels of oil equivalent per day (kboe/d) in the first quarter 2021, a decrease of 7% year-on-year, comprised of:

•	-3% due to compliance with OPEC+ quotas, notably in Nigeria, the United Arab Emirates and Kazakhstan,
•	+2% due to resumption of production in Libya,
•	+2% due to the start-up and ramp-up of projects, notably North Russkoye in Russia, Culzean in the United Kingdom, Johan Sverdrup in Norway and Iara in Brazil,
•	-2% due to portfolio effect, notably the sales of assets in the United Kingdom and Block CA1 in Brunei,
•	-3% due to unplanned maintenance shut-downs notably in Norway,
•	-3% due to the natural decline of fields.

B.    ANALYSIS OF BUSINESS SEGMENT RESULTS

The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision-maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualifying as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. In certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to recur in following years.

In accordance with IAS 2, the Group values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method in order to facilitate the comparability of the Group’s results with those of its competitors and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results under the FIFO and replacement cost methods.

The effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS, which requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories recorded at their fair value based on forward prices. TOTAL, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in the Group’s internal economic performance. Furthermore, TOTAL enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence. IFRS, by requiring accounting for storage contracts on an accrual basis, precludes recognition of this fair value effect.

The adjusted business segment results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in TOTAL’s interim consolidated financial statements, see pages 23-26 and 30-33 of this exhibit.

The Group measures performance at the segment level on the basis of adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.

B.1.    Integrated Gas, Renewables & Power segment (iGRP)

Production and sales of Liquefied natural gas (LNG) and electricity

Hydrocarbon production for LNG	1Q21	4Q20	1Q20	1Q21 vs 1Q20	1Q19	1Q21 vs 1Q19
iGRP (kboe/d)	518	532	552	-6%	518	-
• Liquids (kb/d)	64	65	73	-13%	66	-4%
• Gas (Mcf/d)	2,476	2,549	2,611	-5%	2,460	+1%

Liquefied Natural Gas in Mt	1Q21	4Q20	1Q20	1Q21 vs 1Q20	1Q19	1Q21 vs 1Q19
Overall LNG sales	9.9	10.0	9.8	+1%	7.7	+28%
• including sales from equity production*	4.4	4.3	4.7	-7%	3.8	+15%
• including sales by TOTAL from equity production and third party purchases	7.9	8.0	7.8	+1%	6.0	+31%

*       The Group’s equity production may be sold by TOTAL or by joint ventures.

Despite hydrocarbon production for LNG in the first quarter 2021, down 6% year-over-year, mainly due to the shutdown of the Snøhvit LNG plant following a fire at the end of September 2020, total LNG sales were stable in the first quarter 2021.

				1Q21
Renewables & Electricity	1Q21	4Q20	1Q20	vs
				1Q20
Portfolio of renewable power generation gross capacity to 2025 (GW) [1,2]	36.2	26.1	16.7	x2.2
o/w installed capacity	7.8	7.0	3.0	x2.6
o/w capacity in construction	5.1	4.1	2.2	x2.3
o/w capacity in development	23.3	15.0	11.5	x2
Gross capacity in development post-2025 [2]	4.0	2.5	0.4	x10
Gross renewables capacity with PPA (GW) [1,2]	21.2	17.5	8.3	x2.6
Portfolio of renewable power generation net capacity to 2025 (GW) [1,2]	28.0	17.9	11.5	x2.4
o/w installed capacity	3.8	3.1	1.2	x3.1
o/w capacity in construction	3.1	2.3	0.8	x3.8
o/w capacity in development	21.1	12.5	9.5	x2.2
Net capacity in development post-2025 [2]	2.1	1.4	0.3	x6.5
Net power production (TWh) [3]	4.7	4.3	2.9	+61%
incl. Power production from renewables	1.6	1.2	0.7	x2.3
Clients power - BtB and BtC (Million) [2]	5.7	5.6	4.2	+37%
Clients gas - BtB and BtC (Million) [2]	2.7	2.7	1.7	+58%
Sales power - BtB and BtC (TWh)	16.1	13.5	14.2	+13%
Sales gas - BtB and BtC (TWh)	36.2	31.5	33.5	+8%

Proportionnal EBITDA Renewables and Electricity (M$) [4]	344	179	250	+38%
incl. from renewables business	148	102	91	+62%

1 Includes 20% of Adani Green Energy Limited (AGEL) gross capacity effective first quarter 2021.

2 End of period data.

3 Solar, wind, biogas, hydroelectric and combined-cycle gas turbine (CCGT) plants.

4 Group’s share (% interest) of EBITDA in Renewables and Electricity affiliates, regardless of consolidation method and including gains on asset sales. EBITDA: “Earnings Before Interest, Tax, Depreciation and Amortization”

Gross installed renewable power generation capacity grew to 7.8 GW at the end of the first quarter 2021, in line with the target of 10 GW by end-2021.

The portfolio of power capacity in operation, in construction and in development for 2025 has more than doubled from a year ago. It grew by 10 GW in the first quarter 2021 to 36 GW gross and 28 GW net, including the 20% interest in Adani Green Energy Limited (AGEL) and the acquisition of a 4 GW portfolio of solar projects in the United States.

Net electricity production was 4.7 TWh in the first quarter 2021, an increase of 61% year-over-year, notably due to doubling production from renewable sources and the acquisition of four combined-cycle gas turbine (CCGT) in France and Spain in the fourth quarter 2020.

Sales of electricity and gas in the first quarter 2021 increased by 13% and 8%, respectively, compared to the first quarter 2020 due to the growth in the number of customers.

The Group’s share of EBITDA for the Renewables and Electricity activity was $344 million in the first quarter 2021, an increase of 38% year-on-year, driven by the growth in electricity production, mainly from renewables, and the number of gas and electricity customers.

Results

in millions of dollars	1Q21	4Q20	1Q20	1Q21 vs 1Q20	1Q19	1Q21 vs 1Q19
Non-Group sales	5,502	5,231	5,090	+8%	6,419	-14%
Operating income	624	(64)	358	+74%	322	+94%
Net income (loss) from equity affiliates and other items	263	149	399	-34%	380	-31%
Tax on net operating income	(101)	7	8	ns	(173)	ns
Net operating income	786	92	765	+3%	529	+49%
Adjustments affecting net operating income	199	162	148	+34%	63	x3.2
Adjusted net operating income*	985	254	913	+8%	592	+66%
• including income from equity affiliates	264	97	248	+6%	255	+4%
Organic investments	753	1,007	646	+17%	493	+53%
Net acquisitions	1,893	577	1,137	+66%	400	x4.7
Net investments	2,646	1,584	1,783	+48%	893	x3

*	Detail of adjustment items shown in the business segment information starting on page 23 of this exhibit.

Adjusted net operating income for the iGRP segment was $985 million in the first quarter, a new record high. The year-on-year increase of 8%, despite the lower price of LNG, reflects the growing contribution of the Renewables and Electricity activity and good performance of trading.

Adjusted net operating income for the iGRP segment excludes special items. In the first quarter 2021, the exclusion of special items had a positive impact of $199 million on the segment’s adjusted net operating income, compared to a positive impact of $148 million in the first quarter 2020 and a positive impact of $63 million in the first quarter 2019.

In the first quarter 2021, the segment’s operating cash flow before working capital changes1 excluding financial charges, except those related to lease contracts, excluding the impact of contracts recognized at fair value for the sector and including capital gains on the sale of renewable projects was $1,059 million, an increase of 76% compared to $601 million in the first quarter 2020 for the same reasons as adjusted net operating income above, and three times greater than $351 million in the first quarter 2019.2

In the first quarter 2021, the segment’s cash flow from operations excluding financial charges, except those related to leases was $780 million, compared to $(489) million in the first quarter 2020 and decreased by 13% compared to $892 million in the first quarter 2019.

B.2.    Exploration & Production segment

Production

Hydrocarbon production	1Q21	4Q20	1Q20	1Q21 vs 1Q20	1Q19	1Q21 vs 1Q19
EP (kboe/d)	2,345	2,309	2,534	-7%	2,428	-3%
• Liquids (kb/d)	1,444	1,418	1,626	-11%	1,563	-8%
• Gas (Mcf/d)	4,924	4,857	4,949	-1%	4,707	+5%

Results

in millions of dollars, except effective tax rate	1Q21	4Q20	1Q20	1Q21 vs 1Q20	1Q19	1Q21 vs 1Q19
Non-Group sales	1,514	1,257	1,582	-4%	1,794	-16%
Operating income	2,841	842	859	x3.3	2,952	-4%
Net income (loss) from equity affiliates and other items	270	6	423	-36%	194	+39%
Effective tax rate*	41.0%	19.8%	59.6%		48.6%
Tax on net operating income	(1,180)	91	(454)	ns	(1,424)	ns
Net operating income	1,931	939	828	x2.3	1,722	+12%
Adjustments affecting net operating income	44	129	(125)	ns	-	ns
Adjusted net operating income**	1,975	1,068	703	x2.8	1,722	+15%
• including income from equity affiliates	270	222	390	-31%	213	+27%
Organic investments	1,279	1,569	1,572	-19%	1,958	-35%
Net acquisitions	(202)	548	(6)	ns	38	ns
Net investments	1,077	2,117	1,566	-31%	1,996	-46%

*	“Effective tax rate” = tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments - impairment of goodwill + tax on adjusted net operating income).
**	Detail of adjustment items shown in the business segment information starting on page 23 of this exhibit.

Adjusted net operating income for the Exploration & Production segment was $1,975 million in the first quarter 2021, nearly triple the first quarter 2020, due to the sharp rebound in oil and gas prices.

Adjusted net operating income for the Exploration & Production segment excludes special items. In the first quarter 2021, the exclusion of special items had a positive impact of $44 million on the segment’s adjusted net operating income, compared to a negative impact of $125 million in the first quarter 2020 and no impact in the first quarter 2019.

1 Operating cash flow before working capital changes is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable projects sale (effective first quarter 2020). For information on the replacement cost method, refer to “B. Analysis of business segment results”, above. The reconciliation table for different cash flow figures is set forth under “Cash Flow” on page 14 of this exhibit.

2 1Q20 and 1Q19 data restated.

In the first quarter 2021, the segment’s operating cash flow before working capital changes3 excluding financial charges, except those related to leases was $3,824 million, an increase of 48% compared to $2,576 million in the first quarter 2020 for the same reasons as adjusted net operating income above, and a decrease of 10% in the first quarter 2019 to $4,246 million.

In the first quarter 2021, the segment’s cash flow from operations excluding financial charges, except those related to leases was decreased by 5% to $3,736 million compared to $3,923 million in the first quarter 2020 and to $3,936 million in the first quarter 2019.

 B.3.    Downstream (Refining & Chemicals and Marketing & Services segments)

Results

in millions of dollars	1Q21	4Q20	1Q20	1Q21 vs 1Q20	1Q19	1Q21 vs 1Q19
Non-Group sales	36,714	31,445	37,198	-1.3%	42,990	-15%
Operating income	1,554	690	(1,190)	ns	1,813	-14%
Net income (loss) from equity affiliates and other items	54	(63)	(47)	ns	139	-61%
Tax on net operating income	(456)	(262)	303	ns	(456)	ns
Net operating income	1,152	365	(934)	ns	1,496	-23%
Adjustments affecting net operating income	(625)	137	1,618	ns	(397)	ns
Adjusted net operating income*	527	502	684	-23%	1,099	-52%
Organic investments	335	840	277	+21%	319	+5%
Net acquisitions	(103)	80	(30)	ns	(131)	ns
Net investments	232	920	247	-6%	188	+23%

*	Detail of adjustment items shown in the business segment information starting on page 23 of this exhibit.

In the first quarter 2021, the Downstream (Refining & Chemicals and Marketing & Services segments) operating cash flow before working capital changes 4 excluding financial charges, except those related to leases was $872 million, a decrease of 18% compared to $1,064 million in the first quarter 2020 and a decrease of 48% compared to $1,686 million in the first quarter 2019.

In the first quarter 2021, the Downstream (Refining & Chemicals and Marketing & Services segments) cash flow from operations excluding financial charges, except those related to leases $1,661 million compared to $(1,582) million in the first quarter 2020 and $(306) million in the first quarter 2019.

Refining & Chemicals segment

• Refinery and petrochemicals throughput and utilization rates

Refinery throughput and utilization rate*	1Q21	4Q20	1Q20	1Q21 vs 1Q20	1Q19	1Q21 vs 1Q19
Total refinery throughput (kb/d)	1,147	1,262	1,444	-21%	1,862	-38%
• France	114	247	255	-55%	592	-81%
• Rest of Europe	660	582	756	-13%	823	-20%
• Rest of world	373	433	433	-14%	447	-17%
Utilization rate based on crude only**	58%	60%	69%		89%

*	Includes refineries in Africa reported in the Marketing & Services segment.
**	Based on distillation capacity at the beginning of the year, excluding Grandpuits from 2021, definitively shut down first quarter 2021.

• Petrochemicals production and utilization rates

Petrochemicals production and utilization rate	1Q21	4Q20	1Q20	1Q21 vs 1Q20	1Q19	1Q21 vs 1Q19
Monomers* (kt)	1,405	1,486	1,386	+1%	1,393	+1%
Polymers (kt)	1,165	1,291	1,202	-3%	1,297	-10%
Vapocracker utilization rate**	87%	90%	83%		87%

*	Olefins

**	Based on olefins production from steamcrackers and their treatment capacity at the start of the year.

3 See footnote 1.

4 See footnote 1.

Refinery throughput volumes fell by 21% in the first quarter 2021 compared to the first quarter 2020 due to the voluntary economic shutdown of the Donges refinery given the low margins, the shutdown of the Grandpuits refinery before its conversion to a zero-oil platform and the sale of the Lindsey refinery in the United Kingdom. The temporary shutdown of the Port Arthur platform in the United States due to Storm Uri also contributed to the decline.

Production of monomers and polymers was stable compared to a year ago. The effect of strong demand was partially offset by the temporary shutdown of facilities in the United States due to Storm Uri in Texas.

Results

in millions of dollars	1Q21	4Q20	1Q20	1Q21 vs 1Q20	1Q19	1Q21 vs 1Q19
Non-Group sales	19,201	15,052	18,523	+4%	21,711	-12%
Operating income	993	183	(1,268)	ns	1,244	-20%
Net income (loss) from equity affiliates and other items	88	(54)	(57)	ns	149	-41%
Tax on net operating income	(280)	(93)	335	ns	(292)	ns
Net operating income	801	36	(990)	ns	1,101	-27%
Adjustments affecting net operating income	(558)	134	1,372	ns	(345)	ns
Adjusted net operating income*	243	170	382	-36%	756	-68%
Organic investments	222	448	168	+32%	240	-8%
Net acquisitions	(57)	(2)	(36)	ns	(124)	ns
Net investments	165	446	132	+25%	116	+42%

*       Detail of adjustment items shown in the business segment information starting on page 23 of this exhibit.

Adjusted net operating income for the Refining & Chemicals segment fell by 36% year-on-year to $243 million in the first quarter 2021. The drop was driven by European refining margins, which are still very poor, due to high oil prices and weak demand, particularly for distillates, due to reduced aviation activity.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. In the first quarter 2021, the exclusion of the inventory valuation effect had a negative impact of $606 million on the segment’s adjusted net operating income, compared to a positive impact of $1,285 million in the first quarter 2020 and a negative impact of $345 million in the first quarter 2019. In the first quarter 2021, the exclusion of special items had a positive impact of $48 million on the segment’s adjusted net operating income, compared to a positive impact of $87 million in the first quarter 2020 and no impact in the first quarter 2019.

In the first quarter 2021, the segment’s operating cash flow before working capital changes5 excluding financial charges, except those related to leases was $394 million, a decrease of 42% compared to $674 million in the first quarter 2020 for the same reasons as adjusted net operating income above, and a decrease of 64% compared to $1,104 million in the first quarter 2019.

In the first quarter 2021, the segment’s cash flow from operations excluding financial charges, except those related to leases was $996 million, compared to $(1,183) million in the first quarter 2020 notably due to the decrease in working capital in the first quarter 2021, despite the low first quarter 2020 inventory values that reflected the sharp drop in oil prices, and compared to $(538) million in the first quarter 2019.

B.4.    Marketing & Services segment

Petroleum product sales

Sales in kb/d*	1Q21	4Q20	1Q20	1Q21 vs 1Q20	1Q19	1Q21 vs 1Q19
Total Marketing & Services sales	1,442	1,509	1,656	-13%	1,836	-21%
• Europe	776	828	906	-14%	1,012	-23%
• Rest of world	666	681	750	-11%	824	-19%

*	Excludes trading and bulk refining sales.

5 See footnote 1.

Petroleum product sales volumes decreased by 13% year-over-year because of the Covid-19 pandemic-related lockdowns and the 50% drop in aviation activity.

Results

in millions of dollars	1Q21	4Q20	1Q20	1Q21 vs 1Q20	1Q19	1Q21 vs 1Q19
Non-Group sales	17,513	16,393	18,675	-6%	21,279	-18%
Operating income	561	507	78	x7.2	569	-1%
Net income (loss) from equity affiliates and other items	(34)	(9)	10	ns	(10)	ns
Tax on net operating income	(176)	(169)	(32)	ns	(164)	ns
Net operating income	351	329	56	x6.3	395	-11%
Adjustments affecting net operating income	(67)	3	246	ns	(52)	ns
Adjusted net operating income*	284	332	302	-6%	343	-17%
Organic investments	113	392	109	+4%	80	+41%
Net acquisitions	(46)	82	6	ns	(8)	ns
Net investments	67	474	115	-42%	72	-7%

*       Detail of adjustment items shown in the business segment information starting on page 23 of this exhibit.

Adjusted net operating income for the Marketing & Services segment was $284 million in the first quarter 2021, a decrease of 6% compared to a year ago, mainly due to lower worldwide sales volumes for the reasons indicated above.

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items. In the first quarter 2021, the exclusion of the inventory valuation effect had a negative impact of $98 million on the segment’s adjusted net operating income, compared to a positive impact of $154 million in the first quarter 2020 and a negative impact of $52 million in the first quarter 2019. In the first quarter 2021, the exclusion of special items had a positive impact of $31 million on the segment’s adjusted net operating income, compared to a positive impact of $92 million in the first quarter 2020 and no impact in the first quarter 2019.

In the first quarter 2021, the segment’s operating cash flow before working capital changes6 excluding financial charges, except those related to leases was $478 million, an increase of 23% compared to $390 million in the first quarter 2020, notably due to the negative impact in the first quarter 2020 of the revaluation of futures contracts and a decrease of 18% compared to $582 million in the first quarter 2019.

In the first quarter 2021, the segment’s cash flow from operations excluding financial charges, except those related to leases was $665 million compared to $(399) million in first quarter 2020, and 2.9 times greater than $232 million in the first quarter 2019.

C.    GROUP RESULTS

Net income (Group share)

In the first quarter 2021, net income (Group share) was $3,344 million, 98 times greater than $34 million in the first quarter 2020.

Adjusted net income (Group share) was $3,003 million in the first quarter 2021 compared to $1,781 million in the first quarter 2020, an increase of 69%, due to the increase in oil and gas prices.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value7.

Total adjustments to net income (Group share)8 were $341 million in the first quarter 2021, comprised of a positive stock effect of close to $700 million, restructuring charges related to voluntary departures in France and Belgium and an impairment related to end of the Qatargas 1 contract.

Fully-diluted shares

The number of fully-diluted shares was 2,643.3 million at the end of the three month period ended March 31, 2021.

6 See footnote 1.

7 Details shown on page 14 of this exhibit.

8 Details shown on pages 14 and 23-25 of this exhibit.

Acquisitions—asset sales

Acquisitions were $2,208 million in the first quarter 2021 and include notably the acquisition for $2 billion of a 20% interest in the renewable energy project developer in India, Adani Green Energy Limited.

Asset sales were $618 million in the first quarter 2021 and include notably the 50% farm down in France of a portfolio of renewable projects with total capacity of 285 MW (100%), the sale of a 10% interest in the onshore OML 17 block in Nigeria, a price supplement to the sale of Block CA1 in Brunei and the disposal of the Lindsey refinery in the United Kingdom.

Cash flow

The Group’s cash flow from operations was $5,598 million in the first quarter 2021, 4.3 times greater than in the first quarter 2020 at $1,299 million.

The change in working capital as determined using the replacement cost method excluding the mark-to-market effect of iGRP’s contracts, including capital gain from renewable project sale (effective first quarter 2020) and including organic loan repayment from equity affiliates was $232 million in the first quarter 2021, compared to $(2,466) million in the first quarter 2020. It is the (increase) decrease in working capital of $(819) million as determined in accordance with IFRS adjusted for (i) the pre-tax inventory valuation effect of $883 million, (ii) the mark-to-market effect of iGRP’s contracts of $264 million, (iii) the capital gains from renewables project sale of $(66) million and (iv) the organic loan repayments from equity affiliates of $(30) million.

In the first quarter 2021, operating cash flow before working capital changes without financial charges (DACF)9 was $5,750 million, an increase of 34% compared to $4,277 million in the first quarter 2020 and a decrease of 8% compared to $6,277 million in the first quarter 2019. In the first quarter 2021, operating cash flow before working capital changes10 was $5,366 million, an increase of 43% compared to $3,765 million in the first quarter 2020 and a decrease of 7% compared to $5,774 million in the first quarter 2019.

The Group’s net cash flow11 was $1,397 million in the first quarter 2021 compared to $140 million in the first quarter 2020, which takes into account the increase in operating cash flow before changes in working capital to $5,366 million from $3,765 million and stable net investments of $3,969 million in the first quarter 2021 compared to $3,625 million in the first quarter 2020.

D. PROFITABILITY

Return on equity was 4.9% for the twelve months ended March 31, 2021.

in millions of dollars	04/01/2020- 03/31/2021	01/01/2020- 12/31/2020	04/01/2019- 03/31/2020
Adjusted net income	5,330	4,067	11,079
Average adjusted shareholders’ equity	109,135	110,643	113,607
Return on equity (ROE)	4.9%	3.7%	9.8%

Return on average capital employed was 4.6% for the twelve months ended March 31, 2021.

in millions of dollars	04/01/2020- 03/31/2021	01/01/2020- 12/31/2020	04/01/2019- 03/31/2020
Adjusted net operating income	6,915	5,806	13,032
Average capital employed	148,777	145,723	150,418
ROACE	4.6%	4.0%	8.7%

9 “DACF” = debt adjusted cash flow, is defined as operating cash flow before working capital changes and without financial charges. See footnote 1.

10 See footnote 1.

11 Net cash flow = operating cash flow before working capital changes - net investments (including other transactions with non-controlling interests). Details shown on page 14 of this exhibit.

E. 2021 SENSITIVITIES*

	Change	Estimated impact on adjusted net operating income	Estimated impact on cash flow from operations
Dollar	+/- 0.1 $ per €	-/+ 0.1 B$	~0 B$
Average Liquids Price**	+/- 10 $/b	+/-2.7 B$	+/-3.2 B$
European gas price – NBP ($/Mbtu)	+/- 1 $/Mbtu	+/-0.3 B$	+/-0.25 B$
Variable cost margin, European refining (VCM)	+/- 10 $/t	+/-0.4 B$	+/-0.5 B$

*        Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about the Group’s portfolio in 2021. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals. Please find the indicators detailed page 17.

**        In a 50 $/b Brent environment.

F. SUMMARY AND OUTLOOK

Supported by the OPEC+ active policy to reduce inventories by adapting supply to demand, the oil price has remained above $60/b since the beginning of February 2021. However, the oil environment remains volatile and dependent on the global demand recovery, still affected by the Covid-19 pandemic.

The Group maintains its expectation for stable hydrocarbon production in 2021 compared to 2020, benefiting from the resumption of production in Libya.

Total anticipates that the increase in the oil price observed in the first quarter will have a positive impact on its average LNG selling price over the next six months, given the lag effect on pricing formulas.

Given the high level of distillate inventories, European refining margins remain fragile.

Faced with uncertainties in the environment, the Group maintains spending discipline with an operating cost savings target of $0.5 billion in 2021 and production costs close to $5/boe. Net investments are expected to be between $12-13 billion in 2021, half to maintain the Group's activities and half for growth. Nearly 50% of these growth investments will be allocated to renewables and electricity.

The Group's teams are fully committed to the four priorities of HSE (Health, Safety and the Environment) including the objectives in terms of CO2 emission reductions, operational excellence, cost reduction and cash flow generation.

The Group confirms its priorities in terms of cash flow allocation: investing in profitable projects to implement its strategy to transform the Group into a broad-energy company, supporting the dividend through economic cycles, and maintaining a solid balance sheet with a minimum long-term “A” rating, by deleveraging to anchor the net debt-to-capital ratio sustainably below 20%.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business activities and industrial strategy of TOTAL. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of the Group, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by the Group, it being specified that the means to be deployed do not depend solely on TOTAL. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by the Group as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, as well as economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as the COVID-19 pandemic. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

For additional factors, you should read the information set forth under “Item 3. -3.2 Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TOTAL’s Form 20-F for the year ended December 31, 2020.

Operating information by segment

> Group production (Exploration & Production + iGRP)

Combined liquids and gas production by region (kboe/d)	1Q21	4Q20	1Q20	1Q21 vs 1Q20	1Q19	1Q21 vs 1Q19
Europe and Central Asia	1,050	1,059	1,097	-4%	990	+6%

Africa	551	566	701	-21%	697	-21%

Middle East and North Africa	651	598	681	-4%	686	-5%

Americas	376	382	372	+1%	373	+1%

Asia-Pacific	235	236	235	-	201	+17%

Total production	2,863	2,841	3,086	-7%	2,946	-3%
includes equity affiliates	729	727	753	-3%	709	+3%

Liquids production by region (kb/d)	1Q21	4Q20	1Q20	1Q21 vs 1Q20	1Q19	1Q21 vs 1Q19
Europe and Central Asia	374	378	404	-7%	352	+6%

Africa	415	427	555	-25%	540	-23%

Middle East and North Africa	499	454	516	-3%	522	-4%

Americas	179	181	178	+1%	177	+1%

Asia-Pacific	41	43	47	-13%	39	+5%
Total production	1,508	1,483	1,699	-11%	1,629	-7%
includes equity affiliates	201	200	214	-6%	217	-7%

Gas production by region (Mcf/d)	1Q21	4Q20	1Q20	1Q21 vs 1Q20	1T19	1Q21 vs 1Q19
Europe and Central Asia	3,636	3,666	3,734	-3%	3,426	+6%

Africa	693	701	746	-7%	795	-13%

Middle East and North Africa	843	809	912	-8%	905	-7%

Americas	1,100	1,126	1,092	+1%	1,101	-

Asia-Pacific	1,128	1,104	1,076	+5%	940	+20%
Total production	7,400	7,406	7,560	-2%	7,167	+3%
includes equity affiliates	2,855	2,851	2,905	-2%	2,656	+8%

>  Downstream (Refining & Chemicals and Marketing & Services)

Petroleum product sales by region (kb/d)	1Q21	4Q20	1Q20	1Q21 vs 1Q20	1Q19	1Q21 vs 1Q19
Europe	1,488	1,651	1,771	-16%	2,022	-26%

Africa	667	628	683	-2%	658	+1%

Americas	772	794	766	+1%	839	-8%

Rest of world	495	547	444	+11%	616	-20%
Total consolidated sales	3,422	3,619	3,663	-7%	4,135	-17%
Includes bulk sales	331	458	497	-33%	557	-41%
Includes trading	1,648	1,652	1,510	+9%	1,742	-5%

Petrochemicals production* (kt)	1Q21	4Q20	1Q20	1Q21 vs 1Q20	1Q19	1Q21 vs 1Q19
Europe	1,346	1,381	1,272	6%	1,416	-5%

Americas	510	662	664	-23%	614	-17%

Middle-East and Asia	714	735	652	+9%	660	+8%

*       Olefins, polymers

> Renewables

		1Q21				4Q20
Installed power generation gross capacity (GW) [1,2]	Solar	Onshore	Other	Total	Solar	Onshore	Other	Total
		Wind				Wind
France	0.4	0.5	0.1	1.0	0.4	0.5	0.1	1.0
Rest of Europe	0.1	0.8	0.1	1.0	0.1	0.8	0.1	1.0
Africa	0.1	0.0	0.0	0.1	0.1	0.0	0.0	0.1
Middle East	0.3	0.0	0.0	0.3	0.3	0.0	0.0	0.3
North America	0.8	0.0	0.0	0.8	0.6	0.0	0.0	0.6
South America	0.2	0.1	0.0	0.3	0.2	0.1	0.0	0.2
India	3.4	0.1	0.0	3.5	3.3	0.0	0.0	3.3
Asia-Pacific	0.7	0.0	0.0	0.7	0.5	0.0	0.0	0.5
Total	6.1	1.5	0.1	7.8	5.6	1.3	0.1	7.0

			1Q21					4Q20
Power generation gross capacity from		Onshore	Offshore				Onshore	Offshore
renewables in construction to 2025 (GW)[1,2]	Solar			Other	Total	Solar			Other	Total
		Wind	Wind				Wind	Wind
France	0.3	0.0	0.0	0.1	0.4	0.3	0.0	0.0	0.0	0.3
Rest of Europe	0.1	0.3	1.1	0.0	1.5	0.1	0.3	1.1	0.0	1.5
Africa	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Middle East	0.8	0.0	0.0	0.0	0.8	0.8	0.0	0.0	0.0	0.8
North America	0.3	0.0	0.0	0.0	0.3	0.0	0.0	0.0	0.0	0.1
South America	0.2	0.2	0.0	0.0	0.3	0.2	0.3	0.0	0.0	0.4
India	0.9	0.4	0.0	0.0	1.3	0.5	0.0	0.0	0.0	0.5
Asia-Pacific	0.4	0.0	0.0	0.0	0.5	0.5	0.0	0.0	0.0	0.5
Total	2.9	0.9	1.1	0.1	5.1	2.3	0.6	1.1	0.1	4.1

			1Q21					4Q20
Power generation gross capacity from		Onshore	Offshore				Onshore	Offshore
renewables in development to 2025 (GW)[1,2]	Solar			Other	Total	Solar			Other	Total
		Wind	Wind				Wind	Wind
France	3.2	1.0	0.0	0.0	4.2	3.5	1.0	0.0	0.1	4.6
Rest of Europe	5.2	0.3	0.4	0.0	5.9	5.1	0.3	0.4	0.0	5.7
Africa	0.1	0.1	0.0	0.0	0.2	0.1	0.1	0.0	0.0	0.2
Middle East	0.2	0.0	0.0	0.0	0.2	0.1	0.0	0.0	0.0	0.1
North America	3.4	0.2	0.0	0.7	4.2	0.6	0.3	0.0	0.0	0.9
South America	0.8	0.8	0.0	0.0	1.6	0.5	0.3	0.0	0.0	0.9
India	6.2	0.1	0.0	0.0	6.2	1.6	0.0	0.0	0.0	1.6
Asia-Pacific	0.8	0.0	0.0	0.0	0.8	0.9	0.0	0.0	0.0	0.9
Total	19.8	2.5	0.4	0.7	23.3	12.5	2.0	0.4	0.1	15.0

[1]	Includes 20% of gross capacity of Adani Green Energy Ltd effective first quarter 2021.
[2]	End-of-period data.

		In operation			In construction				In development
Gross renewables capacity covered by PPA at 31 March 2021 (GW)	Solar	Onshore Wind	Total	Solar	Onshore Wind	Offshore Wind	Total	Solar	Onshore Wind	Offshore Wind	Total
Europe	0.6	1.3	1.9	0.3	0.3	0.8	1.4	3.8	0.3	X	4.2
Asia	4.4	X	4.5	2.2	0.4	-	2.6	4.0	X	-	4.0
North America	0.8	X	0.8	X	X	-	0.2	0.3	X	-	0.3
Rest of World	0.3	X	0.5	X	X	-	0.4	0.2	X	-	0.3
total	6.0	1.5	7.6	2.8	0.9	0.8	4.5	8.3	0.6	X	8.9

		In operation			In construction				In development
PPA average price at 31 march 2021 ($/MWh)	Solar	Onshore Wind	Total	Solar	Onshore Wind	Offshore Wind	Total	Solar	Onshore Wind	Offshore Wind	Total
Europe	242	123	159	68	94	61	68	44	72	X	49
Asia	88	X	87	46	49	-	47	40	X	-	40
North America	156	X	159	X	X	-	57	32	X	-	54
Rest of World	105	X	105	X	X	-	45	89	X	-	123
total	113	115	113	48	66	61	55	42	87	X	46

Adjustment items to net income (Group share)

In millions of dollars	1Q21	4Q20	1Q20	1Q19
Special items affecting net income (Group share)	(342)	(683)	(334)	(14)
Gain (loss) on asset sales	-	104	-	-
Restructuring charges	(161)	(194)	(80)	(2)
Impairments	(144)	(71)	-	-
Other	(37)	(522)	(254)	(12)
After-tax inventory effect : FIFO vs. replacement cost	689	224	(1,414)	388
Effect of changes in fair value	(6)	46	1	(22)

Total adjustments affecting net income	341	(413)	(1,747)	352

Investments - Divestments

In millions of dollars	1Q21	4Q20	1Q20	1Q21	1Q19	1Q21
				vs		vs
				1Q20		1Q19
Organic investments ( a )	2,379	3,432	2,523	-6%	2,784	-15%
capitalized exploration	243	214	135	+80%	232	+5%
increase in non-current loans	292	355	279	+5%	130	x2.2
repayment of non-current loans, excluding organic loan repayment from equity affiliates	(96)	(212)	(117)	ns	(134)	ns
change in debt from renewable projects (Group share)	(167)	(46)	(105)	ns	-	ns
Acquisitions ( b )	2,208	1,538	1,644	+34%	669	x3.3
Asset sales ( c )	618	439	542	+14%	363	+70%
change in debt from renewable projects (partner share)	100	15	61	+64%	-	ns
Other transactions with non-controlling interests ( d )	-	-	-	ns	-	ns
Net investments ( a + b - c - d )	3,969	4,531	3,625	+9%	3,090	+28%
Organic loan repayment from equity affiliates ( e )	(30)	(77)	7	ns	-	ns
Change in debt from renewable projects financing* ( f )	267	61	166	+61%	-	ns
Capex linked to capitalized leasing contracts ( g )	22	39	24	-8%	-	ns
Cash flow used in investing activities ( a + b - c + e + f -g)	4,184	4,476	3,774	+11%	3,090	+35%
*Change in debt from renewable projects (Group share and partner share).

Cash flow

In millions of dollars	1Q21	4Q20	1Q20	1Q21	1Q19	1Q21
				vs		vs
				1Q20		1Q19
Operating cash flow before working capital changes w/o financials charges (DACF)	5,750	4,933	4,277	+34%	6,277	-8%
Financial charges	(384)	(436)	(512)	ns	(503)	ns
Operating cash flow before working capital changes ( a ) *	5,366	4,498	3,765	+43%	5,774	-7%
(Increase) decrease in working capital **	(555)	976	(633)	ns	(2,711)	ns
Inventory effect	883	308	(1,796)	ns	566	+56%
capital gain from renewable projects sale	(66)	(32)	(44)	ns	-	ns
Organic loan repayment from equity affiliates	(30)	(77)	7	ns	-	ns
Cash flow from operations	5,598	5,674	1,299	x4.3	3,629	+54%

Organic investments ( b )	2,379	3,432	2,523	-6%	2,784	-15%
Free cash flow after organic investments, w/o net asset sales ( a - b )	2,987	1,066	1,242	x2.4	3,249	-8%

Net investments ( c )	3,969	4,531	3,625	+9%	3,090	+28%
Net cash flow ( a - c )	1,397	(33)	140	x10	2,943	-53%

*	Operating cash flow before working capital changes, is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable projects sale (effective first quarter 2020). Historical data have been restated to cancel the impact of fair valuation of iGRP sector’s contracts.
**	Changes in working capital are presented excluding the mark-to-market effect of iGRP’s contracts.

Gearing ratio

In millions of dollars	03/31/2021	12/31/2021	03/31/2020	03/31/2019

Current borrowings *	19,279	15,893	17,361	12,998
Other current financial liabilities	351	203	604	651
Current financial assets *	(4,492)	(4,519)	(6,870)	(3,373)
Net financial assets classified as held for sale	-	313	-	227
Non-current financial debt *	44,842	52,467	42,461	38,264
Non-current financial assets *	(2,669)	(3,762)	(993)	(587)
Cash and cash equivalents	(30,285)	(31,268)	(21,634)	(25,432)
Net debt (a)	27,026	29,327	30,929	22,748

Shareholders’ equity - Group share	109,295	103,702	112,006	117,993
Non-controlling interests	2,390	2,383	2,428	2,365
Shareholders' equity (b)	111,685	106,085	114,434	120,358

Net-debt-to-capital ratio = a / (a+b)	19.5%	21.7%	21.3%	15.9%

Leases (c)	7,747	7,812	7,309	6,991
Net-debt-to-capital ratio including leases (a+c) / (a+b+c)	23.7%	25.9%	25.0%	19.8%

*       Excludes leases receivables and leases debts.

RETURN ON AVERAGE CAPITAL EMPLOYED

• Twelve months ended March 31, 2021

in millions of dollars	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services
Adjusted net operating income	1,850	3,635	900	1,206
Capital employed at 3/31/2020*	44,236	85,622	12,878	8,764
Capital employed at 3/31/2021*	48,423	78,170	10,403	8,198

ROACE	4.0%	4.4%	7.7%	14.2%

• Twelve months ended December 31, 2020

in millions of dollars	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services
Adjusted net operating income	1,778	2,363	1,039	1,224
Capital employed at 12/31/2019*	41,549	88,844	12,228	8,371
Capital employed at 12/31/2020*	45,611	78,928	11,375	8,793

ROACE	4.1%	2.8%	8.8%	14.3%

•	Twelve months ended March 31, 2020

in millions of dollars	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services
Adjusted net operating income	2,710	6,490	2,629	1,612
Capital employed at 3/31/2019*	37,235	90,051	13,153	8,255
Capital employed at 3/31/2020*	44,236	85,622	12,878	8,764

ROACE	6.7%	7.4%	20.2%	18.9%

*	At replacement cost (excluding after-tax inventory effect).

MAIN INDICATORS

	$/€	Brent ($/b)	Average liquids price* ($/b)	Average gas price* ($/Mbtu)	Average LNG price** ($/Mbtu)	Variable cost margin, European refining*** ($/t)

First quarter 2021	1.20	61.1	56.4	4.06	6.08	5.3
Fourth quarter 2020	1.19	44.2	41.0	3.31	4.90	4.6
Third quarter 2020	1.17	42.9	39.9	2.52	3.57	-2.7
Second quarter 2020	1.10	29.6	23.4	2.61	4.40	14.3
First quarter 2020	1.10	50.1	44.4	3.35	6.32	26.3

* Sales in $ / sales in volume for consolidated subsidiaries (excluding inventory value variation).

** Sales in $ / sales in volume for consolidated subsidiaries and equity affiliates (excluding inventory value variation). This indicator reflects the combined effect of sales volumes and prices of long-term contracts and spot sales. The share of spot sales volumes increased in the second quarter of 2020 compared to the first quarter 2020 due to deferral of some LNG liftings by some long term contract buyers, while the average long-term contract price was only reduced by 16% because of the deferred impact of the oil price decrease.

*** This indicator represents the average margin on variable costs realized by TOTAL’s European refining business (equal to the difference between the sales of refined products realized by TOTAL’s European refining and the crude purchases as well as associated variable costs, divided by refinery throughput in tons).

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)
	1st quarter	4th quarter	1st quarter
(M$)(a)	2021	2020	2020

Sales	43,737	37,943	43,870
Excise taxes	(5,104)	(5,595)	(5,293)
Revenues from sales	38,633	32,348	38,577

Purchases, net of inventory variation	(23,398)	(20,508)	(28,068)
Other operating expenses	(6,880)	(6,663)	(6,944)
Exploration costs	(167)	(338)	(140)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,325)	(3,543)	(3,635)
Other income	358	838	580
Other expense	(659)	(697)	(420)

Financial interest on debt	(466)	(501)	(569)
Financial income and expense from cash & cash equivalents	95	53	(155)
Cost of net debt	(371)	(448)	(724)

Other financial income	109	173	188
Other financial expense	(130)	(183)	(181)

Net income (loss) from equity affiliates	881	73	732

Income taxes	(1,639)	(149)	37
Consolidated net income	3,412	903	2
Group share	3,344	891	34
Non-controlling interests	68	12	(32)
Earnings per share ($)	1.24	0.31	(0.01)
Fully-diluted earnings per share ($)	1.23	0.31	(0.01)

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)
	1st quarter	4th quarter	1st quarter
(M$)	2021	2020	2020
Consolidated net income	3,412	903	2

Other comprehensive income

Actuarial gains and losses	-	17	133
Change in fair value of investments in equity instruments	12	386	(164)
Tax effect	(12)	(21)	(15)
Currency translation adjustment generated by the parent company	(4,173)	4,074	(1,976)
Items not potentially reclassifiable to profit and loss	(4,173)	4,456	(2,022)
Currency translation adjustment	2,523	(1,875)	(21)
Cash flow hedge	504	617	(1,524)
Variation of foreign currency basis spread	-	(7)	56
Share of other comprehensive income of equity affiliates, net amount	469	(100)	(1,223)
Other	1	(4)	3
Tax effect	(157)	(180)	445
Items potentially reclassifiable to profit and loss	3,340	(1,549)	(2,264)
Total other comprehensive income (net amount)	(833)	2,907	(4,286)

Comprehensive income	2,579	3,810	(4,284)
Group share	2,542	3,576	(4,171)
Non-controlling interests	37	234	(113)

CONSOLIDATED BALANCE SHEET

TOTAL
	March 31, 2021	December 31, 2020	March 31, 2020
(M$)	(unaudited)	(unaudited)	(unaudited)

ASSETS

Non-current assets
Intangible assets, net	33,239	33,528	32,823
Property, plant and equipment, net	106,859	108,335	113,254
Equity affiliates : investments and loans	30,727	27,976	26,998
Other investments	2,062	2,007	1,660
Non-current financial assets	3,700	4,781	1,133
Deferred income taxes	6,619	7,016	6,694
Other non-current assets	2,638	2,810	2,537
Total non-current assets	185,844	186,453	185,099

Current assets
Inventories, net	16,192	14,730	11,556
Accounts receivable, net	17,532	14,068	18,029
Other current assets	14,304	13,428	19,429
Current financial assets	4,605	4,630	7,016
Cash and cash equivalents	30,285	31,268	21,634
Assets classified as held for sale	396	1,555	421
Total current assets	83,314	79,679	78,085
Total assets	269,158	266,132	263,184

LIABILITIES & SHAREHOLDERS' EQUITY

Shareholders' equity
Common shares	8,193	8,267	8,123
Paid-in surplus and retained earnings	112,676	107,078	119,935
Currency translation adjustment	(11,566)	(10,256)	(14,431)
Treasury shares	(8)	(1,387)	(1,621)
Total shareholders' equity - Group share	109,295	103,702	112,006
Non-controlling interests	2,390	2,383	2,428
Total shareholders' equity	111,685	106,085	114,434

Non-current liabilities
Deferred income taxes	10,387	10,326	10,462
Employee benefits	3,644	3,917	3,260
Provisions and other non-current liabilities	20,893	20,925	19,452
Non-current financial debt	52,541	60,203	48,896
Total non-current liabilities	87,465	95,371	82,070

Current liabilities
Accounts payable	26,959	23,574	22,123
Other creditors and accrued liabilities	22,066	22,465	25,102
Current borrowings	20,471	17,099	18,521
Other current financial liabilities	351	203	604
Liabilities directly associated with the assets classified as held for sale	161	1,335	330
Total current liabilities	70,008	64,676	66,680
Total liabilities & shareholders' equity	269,158	266,132	263,184

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)
	1st quarter	4th quarter	1st quarter
(M$)	2021	2020	2020

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	3,412	903	2
Depreciation, depletion, amortization and impairment	3,473	3,796	3,730
Non-current liabilities, valuation allowances and deferred taxes	121	(237)	(661)
(Gains) losses on disposals of assets	(285)	(260)	(209)
Undistributed affiliates' equity earnings	(573)	379	(587)
(Increase) decrease in working capital	(819)	1,342	(884)
Other changes, net	269	(249)	(92)
Cash flow from operating activities	5,598	5,674	1,299

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(2,410)	(3,834)	(2,364)
Acquisitions of subsidiaries, net of cash acquired	-	(778)	(188)
Investments in equity affiliates and other securities	(2,126)	(221)	(1,534)
Increase in non-current loans	(300)	(355)	(295)
Total expenditures	(4,836)	(5,188)	(4,381)
Proceeds from disposals of intangible assets and property, plant and equipment	226	114	44
Proceeds from disposals of subsidiaries, net of cash sold	229	124	142
Proceeds from disposals of non-current investments	63	186	295
Repayment of non-current loans	134	288	126
Total divestments	652	712	607
Cash flow used in investing activities	(4,184)	(4,476)	(3,774)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	-	-	-
- Treasury shares	(165)	-	(609)
Dividends paid:
- Parent company shareholders	(2,090)	(2,053)	(1,882)
- Non-controlling interests	(10)	(5)	-
Net issuance (repayment) of perpetual subordinated notes	3,248	-	-
Payments on perpetual subordinated notes	(87)	(62)	(97)
Other transactions with non-controlling interests	(55)	(59)	(48)
Net issuance (repayment) of non-current debt	(890)	104	42
Increase (decrease) in current borrowings	(1,662)	(339)	2,785
Increase (decrease) in current financial assets and liabilities	(148)	1,212	(2,995)
Cash flow from (used in) financing activities	(1,859)	(1,202)	(2,804)
Net increase (decrease) in cash and cash equivalents	(445)	(4)	(5,279)
Effect of exchange rates	(538)	679	(439)
Cash and cash equivalents at the beginning of the period	31,268	30,593	27,352
Cash and cash equivalents at the end of the period	30,285	31,268	21,634

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

TOTAL

(unaudited)

	Common shares issued		Paid-in surplus and	Currency translation	Treasury shares		Shareholders' equity - Group	Non- controlling	Total shareholders'
			retained	adjustment			Share	interests	equity
(M$)	Number	Amount	earnings		Number	Amount
As of January 1, 2020	2,601,881,075	8,123	121,170	(11,503)	(15,474,234)	(1,012)	116,778	2,527	119,305
Net income of the first quarter 2020	-	-	34	-	-	-	34	(32)	2
Other comprehensive income	-	-	(1,277)	(2,928)	-	-	(4,205)	(81)	(4,286)
Comprehensive Income	-	-	(1,243)	(2,928)	-	-	(4,171)	(113)	(4,284)
Dividend	-	-	-	-	-	-	-	-	-
Issuance of common shares	-	-	-	-	-	-	-	-	-
Purchase of treasury shares	-	-	-	-	(13,236,044)	(609)	(609)	-	(609)
Sale of treasury shares(a)	-	-	-	-	3,030	-	-	-	-
Share-based payments	-	-	31	-	-	-	31	-	31
Share cancellation	-	-	-	-	-	-	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	-	-	-	-	-	-	-
Payments on perpetual subordinated notes	-	-	(72)	-	-	-	(72)	-	(72)
Other operations with non-controlling interests	-	-	(44)	-	-	-	(44)	(4)	(48)
Other items	-	-	93	-	-	-	93	18	111
As of March 31, 2020	2,601,881,075	8,123	119,935	(14,431)	(28,707,248)	(1,621)	112,006	2,428	114,434
Net income from April 1 to December 31, 2020	-	-	(7,276)	-	-	-	(7,276)	(62)	(7,338)
Other comprehensive income	-	-	956	4,179	-	-	5,135	381	5,516
Comprehensive Income	-	-	(6,320)	4,179	-	-	(2,141)	319	(1,822)
Dividend	-	-	(7,899)	-	-	-	(7,899)	(234)	(8,133)
Issuance of common shares	51,242,950	144	1,470	-	-	-	1,614	-	1,614
Purchase of treasury shares	-	-	-	-	-	(2)	(2)	-	(2)
Sale of treasury shares(a)	-	-	(236)	-	4,314,545	236	-	-	-
Share-based payments	-	-	157	-	-	-	157	-	157
Share cancellation	-	-	-	-	-	-	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	331	-	-	-	331	-	331
Payments on perpetual subordinated notes	-	-	(236)	-	-	-	(236)	-	(236)
Other operations with non-controlling interests	-	-	(17)	(4)	-	-	(21)	(113)	(134)
Other items	-	-	(107)	-	-	-	(107)	(17)	(124)
As of December 31, 2020	2,653,124,025	8,267	107,078	(10,256)	(24,392,703)	(1,387)	103,702	2,383	106,085
Net income of the first quarter 2021	-	-	3,344	-	-	-	3,344	68	3,412
Other comprehensive income	-	-	502	(1,304)	-	-	(802)	(31)	(833)
Comprehensive Income	-	-	3,846	(1,304)	-	-	2,542	37	2,579
Dividend	-	-	-	-	-	-	-	(10)	(10)
Issuance of common shares	-	-	-	-	-	-	-	-	-
Purchase of treasury shares	-	-	-	-	(3,636,351)	(165)	(165)	-	(165)
Sale of treasury shares(a)	-	-	(216)	-	4,569,755	216	-	-	-
Share-based payments	-	-	14	-	-	-	14	-	14
Share cancellation	(23,284,409)	(74)	(1,254)	-	23,284,409	1,328	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	3,254	-	-	-	3,254	-	3,254
Payments on perpetual subordinated notes	-	-	(90)	-	-	-	(90)	-	(90)
Other operations with non-controlling interests	-	-	27	(6)	-	-	21	(21)	-
Other items	-	-	17	-	-	-	17	1	18
As of March 31, 2021	2,629,839,616	8,193	112,676	(11,566)	(174,890)	(8)	109,295	2,390	111,685
(a)Treasury shares related to the restricted stock grants.

INFORMATION BY BUSINESS SEGMENT

TOTAL
(unaudited)

1st quarter 2021 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	1,514	5,502	19,201	17,513	7	-	43,737
Intersegment sales	6,578	811	5,521	78	29	(13,017)	-
Excise taxes	-	-	(405)	(4,699)	-	-	(5,104)
Revenues from sales	8,092	6,313	24,317	12,892	36	(13,017)	38,633
Operating expenses	(3,068)	(5,218)	(22,933)	(12,076)	(167)	13,017	(30,445)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,183)	(471)	(391)	(255)	(25)	-	(3,325)
Operating income	2,841	624	993	561	(156)	-	4,863
Net income (loss) from equity affiliates and other items	270	263	88	(34)	(28)	-	559
Tax on net operating income	(1,180)	(101)	(280)	(176)	38	-	(1,699)
Net operating income	1,931	786	801	351	(146)	-	3,723
Net cost of net debt							(311)
Non-controlling interests							(68)
Net income - group share							3,344

1st quarter 2021 (adjustments)(a) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	-	(35)	-	-	-	-	(35)
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	(35)	-	-	-	-	(35)
Operating expenses	-	(8)	745	142	-	-	879
Depreciation, depletion and impairment of tangible assets and mineral interests	-	(145)	-	-	-	-	(145)
Operating income (b)	-	(188)	745	142	-	-	699
Net income (loss) from equity affiliates and other items	(46)	(49)	6	(35)	(40)	-	(164)
Tax on net operating income	2	38	(193)	(40)	2	-	(191)
Net operating income (b)	(44)	(199)	558	67	(38)	-	344
Net cost of net debt							6
Non-controlling interests							(9)
Net income - group share							341

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	746	137	-
- On net operating income	-	-	606	98	-

1st quarter 2021 (adjusted) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	1,514	5,537	19,201	17,513	7	-	43,772
Intersegment sales	6,578	811	5,521	78	29	(13,017)	-
Excise taxes	-	-	(405)	(4,699)	-	-	(5,104)
Revenues from sales	8,092	6,348	24,317	12,892	36	(13,017)	38,668
Operating expenses	(3,068)	(5,210)	(23,678)	(12,218)	(167)	13,017	(31,324)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,183)	(326)	(391)	(255)	(25)	-	(3,180)
Adjusted operating income	2,841	812	248	419	(156)	-	4,164
Net income (loss) from equity affiliates and other items	316	312	82	1	12	-	723
Tax on net operating income	(1,182)	(139)	(87)	(136)	36	-	(1,508)
Adjusted net operating income	1,975	985	243	284	(108)	-	3,379
Net cost of net debt							(317)
Non-controlling interests							(59)
Adjusted net income - group share							3,003

1st quarter 2021 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	1,365	3,020	287	138	26		4,836
Total divestments	311	142	116	71	12		652
Cash flow from operating activities	3,736	780	996	665	(579)		5,598

INFORMATION BY BUSINESS SEGMENT

TOTAL
(unaudited)

4th quarter 2020 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	1,257	5,231	15,052	16,393	10	-	37,943
Intersegment sales	5,574	628	4,160	98	140	(10,600)	-
Excise taxes	-	-	(628)	(4,967)	-	-	(5,595)
Revenues from sales	6,831	5,859	18,584	11,524	150	(10,600)	32,348
Operating expenses	(3,489)	(5,569)	(17,989)	(10,776)	(286)	10,600	(27,509)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,500)	(354)	(412)	(241)	(36)	-	(3,543)
Operating income	842	(64)	183	507	(172)	-	1,296
Net income (loss) from equity affiliates and other items	6	149	(54)	(9)	112	-	204
Tax on net operating income	91	7	(93)	(169)	(72)	-	(236)
Net operating income	939	92	36	329	(132)	-	1,264
Net cost of net debt							(361)
Non-controlling interests							(12)
Net income - group share							891

4th quarter 2020 (adjustments)(a) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	-	3	-	-	-	-	3
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	3	-	-	-	-	3
Operating expenses	(49)	(56)	133	17	31	-	76
Depreciation, depletion and impairment of tangible assets and mineral interests	(355)	-	(16)	-	-	-	(371)
Operating income (b)	(404)	(53)	117	17	31	-	(292)
Net income (loss) from equity affiliates and other items	(25)	(26)	(191)	(13)	107	-	(148)
Tax on net operating income	300	(83)	(60)	(7)	(157)	-	(7)
Net operating income (b)	(129)	(162)	(134)	(3)	(19)	-	(447)
Net cost of net debt							10
Non-controlling interests							24
Net income - group share							(413)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	265	43	-
- On net operating income	-	-	192	32	-

4th quarter 2020 (adjusted) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	1,257	5,228	15,052	16,393	10	-	37,940
Intersegment sales	5,574	628	4,160	98	140	(10,600)	-
Excise taxes	-	-	(628)	(4,967)	-	-	(5,595)
Revenues from sales	6,831	5,856	18,584	11,524	150	(10,600)	32,345
Operating expenses	(3,440)	(5,513)	(18,122)	(10,793)	(317)	10,600	(27,585)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,145)	(354)	(396)	(241)	(36)	-	(3,172)
Adjusted operating income	1,246	(11)	66	490	(203)	-	1,588
Net income (loss) from equity affiliates and other items	31	175	137	4	5	-	352
Tax on net operating income	(209)	90	(33)	(162)	85	-	(229)
Adjusted net operating income	1,068	254	170	332	(113)	-	1,711
Net cost of net debt							(371)
Non-controlling interests							(36)
Adjusted net income - group share							1,304

4th quarter 2020 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	2,226	1,895	475	533	59		5,188
Total divestments	132	339	31	61	149		712
Cash flow from operating activities	3,046	575	1,514	648	(109)		5,674

INFORMATION BY BUSINESS SEGMENT
TOTAL
(unaudited)

1st quarter 2020 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	1,582	5,090	18,523	18,675	-	-	43,870
Intersegment sales	5,564	594	6,095	89	28	(12,370)	-
Excise taxes	-	-	(650)	(4,643)	-	-	(5,293)
Revenues from sales	7,146	5,684	23,968	14,121	28	(12,370)	38,577
Operating expenses	(3,643)	(4,992)	(24,841)	(13,799)	(247)	12,370	(35,152)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,644)	(334)	(395)	(244)	(18)	-	(3,635)
Operating income	859	358	(1,268)	78	(237)	-	(210)
Net income (loss) from equity affiliates and other items	423	399	(57)	10	124	-	899
Tax on net operating income	(454)	8	335	(32)	28	-	(115)
Net operating income	828	765	(990)	56	(85)	-	574
Net cost of net debt							(572)
Non-controlling interests							32
Net income - group share							34

1st quarter 2020 (adjustments)(a) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	-	2	-	-	-	-	2
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	2	-	-	-	-	2
Operating expenses	(10)	(119)	(1,589)	(346)	(55)	-	(2,119)
Depreciation, depletion and impairment of tangible assets and mineral interests	-	-	-	-	-	-	-
Operating income (b)	(10)	(117)	(1,589)	(346)	(55)	-	(2,117)
Net income (loss) from equity affiliates and other items	128	(75)	(208)	-	-	-	(155)
Tax on net operating income	7	44	425	100	-	-	576
Net operating income (b)	125	(148)	(1,372)	(246)	(55)	-	(1,696)
Net cost of net debt							(101)
Non-controlling interests							50
Net income - group share							(1,747)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	(1,578)	(218)	-
- On net operating income	-	-	(1,285)	(154)	-

1st quarter 2020 (adjusted) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	1,582	5,088	18,523	18,675	-	-	43,868
Intersegment sales	5,564	594	6,095	89	28	(12,370)	-
Excise taxes	-	-	(650)	(4,643)	-	-	(5,293)
Revenues from sales	7,146	5,682	23,968	14,121	28	(12,370)	38,575
Operating expenses	(3,633)	(4,873)	(23,252)	(13,453)	(192)	12,370	(33,033)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,644)	(334)	(395)	(244)	(18)	-	(3,635)
Adjusted operating income	869	475	321	424	(182)	-	1,907
Net income (loss) from equity affiliates and other items	295	474	151	10	124	-	1,054
Tax on net operating income	(461)	(36)	(90)	(132)	28	-	(691)
Adjusted net operating income	703	913	382	302	(30)	-	2,270
Net cost of net debt							(471)
Non-controlling interests							(18)
Adjusted net income - group share							1,781

1st quarter 2020 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	1,659	2,291	226	160	45		4,381
Total divestments	121	344	79	46	17		607
Cash flow from operating activities	3,923	(489)	(1,183)	(399)	(553)		1,299

Reconciliation of the information by business segment with Consolidated Financial Statements
TOTAL
(unaudited)

			Consolidated
1st quarter 2021			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	43,772	(35)	43,737
Excise taxes	(5,104)	-	(5,104)
Revenues from sales	38,668	(35)	38,633

Purchases net of inventory variation	(24,289)	891	(23,398)
Other operating expenses	(6,868)	(12)	(6,880)
Exploration costs	(167)	-	(167)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,180)	(145)	(3,325)
Other income	416	(58)	358
Other expense	(192)	(467)	(659)

Financial interest on debt	(466)	-	(466)
Financial income and expense from cash & cash equivalents	87	8	95
Cost of net debt	(379)	8	(371)

Other financial income	109	-	109
Other financial expense	(130)	-	(130)

Net income (loss) from equity affiliates	520	361	881

Income taxes	(1,446)	(193)	(1,639)
Consolidated net income	3,062	350	3,412
Group share	3,003	341	3,344
Non-controlling interests	59	9	68

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
1st quarter 2020			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	43,868	2	43,870
Excise taxes	(5,293)	-	(5,293)
Revenues from sales	38,575	2	38,577

Purchases net of inventory variation	(26,107)	(1,961)	(28,068)
Other operating expenses	(6,786)	(158)	(6,944)
Exploration costs	(140)	-	(140)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,635)	-	(3,635)
Other income	580	-	580
Other expense	(191)	(229)	(420)

Financial interest on debt	(567)	(2)	(569)
Financial income and expense from cash & cash equivalents	(10)	(145)	(155)
Cost of net debt	(577)	(147)	(724)

Other financial income	188	-	188
Other financial expense	(181)	-	(181)

Net income (loss) from equity affiliates	658	74	732

Income taxes	(585)	622	37
Consolidated net income	1,799	(1,797)	2
Group share	1,781	(1,747)	34
Non-controlling interests	18	(50)	(32)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

TOTAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST QUARTER 2021

(unaudited)

1) Accounting policies

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and IFRS as published by the International Accounting Standards Board (IASB).

The interim consolidated financial statements of TOTAL SE and its subsidiaries (the Group) as of March 31, 2021, are presented in U.S. dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.

The accounting principles applied for the consolidated financial statements at March 31, 2021, are consistent with those used for the financial statements at December 31, 2020. Since January 1, 2020, the Group has early adopted the amendments to IFRS 7 and IFRS 9 relating to the interest rate benchmark reform phase II. In particular, these amendments allow to maintain the hedge accounting qualification of interest rate derivatives.

The preparation of financial statements in accordance with IFRS for the closing as of March 31, 2021 requires the executive management to make estimates, assumptions and judgments that affect the information reported in the Consolidated Financial Statements and the Notes thereto.

These estimates, assumptions and judgments are based on historical experience and other factors believed to be reasonable at the date of preparation of the financial statements. They are reviewed on an on-going basis by management and therefore could be revised as circumstances change or as a result of new information.

The main estimates, judgments and assumptions relate to the estimation of hydrocarbon reserves in application of the successful efforts method for the oil and gas activities, asset impairments, employee benefits, asset retirement obligations and income taxes. These estimates and assumptions are described in the Notes to the Consolidated Financial Statements as of December 31, 2020.

Different estimates, assumptions and judgments could significantly affect the information reported, and actual results may differ from the amounts included in the Consolidated Financial Statements and the Notes thereto.

Furthermore, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the management applies its judgment to define and apply accounting policies that provide information consistent with the general IFRS concepts: faithful representation, relevance and materiality.

2) Changes in the Group structure

2.1) Main acquisitions and divestments

Ø	Integrated Gas, Renewables & Power

•	In January 2021, TOTAL finalized the acquisition of a 20% minority interest in Adani Green Energy Limited (AGEL) from Adani Group. Adani Green Energy Limited (AGEL), a part of the Adani Group, has 14.6 GW of operating, under-construction and awarded renewable power projects catering to investment-grade counterparties.

Ø	Refining & Chemicals

•	In February 2021, TOTAL finalized the sale of Lindsey refinery and its associated logistic assets, as well as all the related rights and obligations, to the Prax Group.

2.2) Divestment projects

Ø	Exploration & Production

•	On July 30, 2020, TOTAL announced that its 58% owned affiliate Total Gabon has signed an agreement with Perenco to divest its interests in seven mature non-operated offshore fields, along with its interests and operatorship in the Cap Lopez oil terminal. The transaction remains subject to approval by the Gabonese authorities.

As of March 31, 2021, the assets and liabilities have been respectively classified in the consolidated balance sheet as “assets classified as held for sale” for an amount of $396 million and “liabilities classified as held for sale” for an amount of $161 million. These assets mainly include tangible assets.

3) Business segment information

Description of the business segments

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL and which is reviewed by the main operational decision-making body of the Group, namely the Executive Committee.

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices between business segments approximate market prices.

The organization of the Group's activities is structured around the four followings segments:

-	An Exploration & Production segment;

-	An Integrated Gas, Renewables & Power segment comprising integrated gas (including LNG) and low carbon electricity businesses. It includes the upstream and midstream LNG activity;

-	A Refining & Chemicals segment constituting a major industrial hub comprising the activities of refining, petrochemicals and specialty chemicals. This segment also includes the activities of oil Supply, Trading and marine Shipping;

-	A Marketing & Services segment including the global activities of supply and marketing in the field of petroleum products;

In addition the Corporate segment includes holdings operating and financial activities.

Adjustment items

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items include:

(i)	Special items

Due to their unusual nature or particular significance, certain transactions qualified as "special items" are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii)  The inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost methods.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as adjustment items reflects for certain transactions differences between the internal measure of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in the Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

Furthermore, TOTAL enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items and the effect of changes in fair value.

3.1) Information by business segment

1st quarter 2021 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	1,514	5,502	19,201	17,513	7	-	43,737
Intersegment sales	6,578	811	5,521	78	29	(13,017)	-
Excise taxes	-	-	(405)	(4,699)	-	-	(5,104)
Revenues from sales	8,092	6,313	24,317	12,892	36	(13,017)	38,633
Operating expenses	(3,068)	(5,218)	(22,933)	(12,076)	(167)	13,017	(30,445)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,183)	(471)	(391)	(255)	(25)	-	(3,325)
Operating income	2,841	624	993	561	(156)	-	4,863
Net income (loss) from equity affiliates and other items	270	263	88	(34)	(28)	-	559
Tax on net operating income	(1,180)	(101)	(280)	(176)	38	-	(1,699)
Net operating income	1,931	786	801	351	(146)	-	3,723
Net cost of net debt							(311)
Non-controlling interests							(68)
Net income - group share							3,344

1st quarter 2021 (adjustments)(a) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	-	(35)	-	-	-	-	(35)
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	(35)	-	-	-	-	(35)
Operating expenses	-	(8)	745	142	-	-	879
Depreciation, depletion and impairment of tangible assets and mineral interests	-	(145)	-	-	-	-	(145)
Operating income (b)	-	(188)	745	142	-	-	699
Net income (loss) from equity affiliates and other items	(46)	(49)	6	(35)	(40)	-	(164)
Tax on net operating income	2	38	(193)	(40)	2	-	(191)
Net operating income (b)	(44)	(199)	558	67	(38)	-	344
Net cost of net debt							6
Non-controlling interests							(9)
Net income - group share							341

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	746	137	-
- On net operating income	-	-	606	98	-

1st quarter 2021 (adjusted) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	1,514	5,537	19,201	17,513	7	-	43,772
Intersegment sales	6,578	811	5,521	78	29	(13,017)	-
Excise taxes	-	-	(405)	(4,699)	-	-	(5,104)
Revenues from sales	8,092	6,348	24,317	12,892	36	(13,017)	38,668
Operating expenses	(3,068)	(5,210)	(23,678)	(12,218)	(167)	13,017	(31,324)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,183)	(326)	(391)	(255)	(25)	-	(3,180)
Adjusted operating income	2,841	812	248	419	(156)	-	4,164
Net income (loss) from equity affiliates and other items	316	312	82	1	12	-	723
Tax on net operating income	(1,182)	(139)	(87)	(136)	36	-	(1,508)
Adjusted net operating income	1,975	985	243	284	(108)	-	3,379
Net cost of net debt							(317)
Non-controlling interests							(59)
Adjusted net income - group share							3,003

1st quarter 2021 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	1,365	3,020	287	138	26		4,836
Total divestments	311	142	116	71	12		652
Cash flow from operating activities	3,736	780	996	665	(579)		5,598

1st quarter 2020 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	1,582	5,090	18,523	18,675	-	-	43,870
Intersegment sales	5,564	594	6,095	89	28	(12,370)	-
Excise taxes	-	-	(650)	(4,643)	-	-	(5,293)
Revenues from sales	7,146	5,684	23,968	14,121	28	(12,370)	38,577
Operating expenses	(3,643)	(4,992)	(24,841)	(13,799)	(247)	12,370	(35,152)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,644)	(334)	(395)	(244)	(18)	-	(3,635)
Operating income	859	358	(1,268)	78	(237)	-	(210)
Net income (loss) from equity affiliates and other items	423	399	(57)	10	124	-	899
Tax on net operating income	(454)	8	335	(32)	28	-	(115)
Net operating income	828	765	(990)	56	(85)	-	574
Net cost of net debt							(572)
Non-controlling interests							32
Net income - group share							34

1st quarter 2020 (adjustments)(a) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	-	2	-	-	-	-	2
Intersegment sales	-	-	-	-	-	-	-
Excise taxes	-	-	-	-	-	-	-
Revenues from sales	-	2	-	-	-	-	2
Operating expenses	(10)	(119)	(1,589)	(346)	(55)	-	(2,119)
Depreciation, depletion and impairment of tangible assets and mineral interests	-	-	-	-	-	-	-
Operating income (b)	(10)	(117)	(1,589)	(346)	(55)	-	(2,117)
Net income (loss) from equity affiliates and other items	128	(75)	(208)	-	-	-	(155)
Tax on net operating income	7	44	425	100	-	-	576
Net operating income (b)	125	(148)	(1,372)	(246)	(55)	-	(1,696)
Net cost of net debt							(101)
Non-controlling interests							50
Net income - group share							(1,747)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	-	-	(1,578)	(218)	-
- On net operating income	-	-	(1,285)	(154)	-

1st quarter 2020 (adjusted) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	1,582	5,088	18,523	18,675	-	-	43,868
Intersegment sales	5,564	594	6,095	89	28	(12,370)	-
Excise taxes	-	-	(650)	(4,643)	-	-	(5,293)
Revenues from sales	7,146	5,682	23,968	14,121	28	(12,370)	38,575
Operating expenses	(3,633)	(4,873)	(23,252)	(13,453)	(192)	12,370	(33,033)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,644)	(334)	(395)	(244)	(18)	-	(3,635)
Adjusted operating income	869	475	321	424	(182)	-	1,907
Net income (loss) from equity affiliates and other items	295	474	151	10	124	-	1,054
Tax on net operating income	(461)	(36)	(90)	(132)	28	-	(691)
Adjusted net operating income	703	913	382	302	(30)	-	2,270
Net cost of net debt							(471)
Non-controlling interests							(18)
Adjusted net income - group share							1,781

1st quarter 2020 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	1,659	2,291	226	160	45		4,381
Total divestments	121	344	79	46	17		607
Cash flow from operating activities	3,923	(489)	(1,183)	(399)	(553)		1,299

3.2) Reconciliation of the information by business segment with consolidated financial statements

			Consolidated
1st quarter 2021			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	43,772	(35)	43,737
Excise taxes	(5,104)	-	(5,104)
Revenues from sales	38,668	(35)	38,633

Purchases net of inventory variation	(24,289)	891	(23,398)
Other operating expenses	(6,868)	(12)	(6,880)
Exploration costs	(167)	-	(167)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,180)	(145)	(3,325)
Other income	416	(58)	358
Other expense	(192)	(467)	(659)

Financial interest on debt	(466)	-	(466)
Financial income and expense from cash & cash equivalents	87	8	95
Cost of net debt	(379)	8	(371)

Other financial income	109	-	109
Other financial expense	(130)	-	(130)

Net income (loss) from equity affiliates	520	361	881

Income taxes	(1,446)	(193)	(1,639)

Consolidated net income	3,062	350	3,412
Group share	3,003	341	3,344
Non-controlling interests	59	9	68

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
1st quarter 2020			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	43,868	2	43,870
Excise taxes	(5,293)	-	(5,293)
Revenues from sales	38,575	2	38,577

Purchases net of inventory variation	(26,107)	(1,961)	(28,068)
Other operating expenses	(6,786)	(158)	(6,944)
Exploration costs	(140)	-	(140)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,635)	-	(3,635)
Other income	580	-	580
Other expense	(191)	(229)	(420)

Financial interest on debt	(567)	(2)	(569)
Financial income and expense from cash & cash equivalents	(10)	(145)	(155)
Cost of net debt	(577)	(147)	(724)

Other financial income	188	-	188
Other financial expense	(181)	-	(181)

Net income (loss) from equity affiliates	658	74	732

Income taxes	(585)	622	37
Consolidated net income	1,799	(1,797)	2
Group share	1,781	(1,747)	34
Non-controlling interests	18	(50)	(32)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

3.3) Adjustment items

The detail of the adjustment items is presented in the table below.

ADJUSTMENTS TO OPERATING INCOME
(M$)		Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Total
1st quarter 2021	Inventory valuation effect	-	-	746	137	-	883
	Effect of changes in fair value	-	(9)	-	-	-	(9)
	Restructuring charges	-	(9)	-	-	-	(9)
	Asset impairment charges	-	(145)	-	-	-	(145)
	Other items	-	(25)	(1)	5	-	(21)
Total		-	(188)	745	142	-	699
1st quarter 2020	Inventory valuation effect	-	-	(1,578)	(218)	-	(1,796)
	Effect of changes in fair value	-	2	-	-	-	2
	Restructuring charges	(10)	(8)	-	-	-	(18)
	Asset impairment charges	-	-	-	-	-	-
	Other items	-	(111)	(11)	(128)	(55)	(305)
Total		(10)	(117)	(1,589)	(346)	(55)	(2,117)

ADJUSTMENTS TO NET INCOME, GROUP SHARE

(M$)		Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Total
1st quarter 2021	Inventory valuation effect	-	-	599	90	-	689
	Effect of changes in fair value	-	(6)	-	-	-	(6)
	Restructuring charges	(41)	(8)	(39)	(35)	(38)	(161)
	Asset impairment charges	-	(144)	-	-	-	(144)
Gains (losses) on disposals of assets		-	-	-	-	-	-
	Other items	3	(35)	(9)	4	-	(37)
Total		(38)	(193)	551	59	(38)	341
1st quarter 2020	Inventory valuation effect	-	-	(1,281)	(133)	-	(1,414)
	Effect of changes in fair value	-	1	-	-	-	1
	Restructuring charges	(3)	(12)	(65)	-	-	(80)
	Asset impairment charges	-	-	-	-	-	-
Gains (losses) on disposals of assets		-	-	-	-	-	-
	Other items	128	(125)	(22)	(81)	(154)	(254)
Total		125	(136)	(1,368)	(214)	(154)	(1,747)

4) Shareholders’ equity

Treasury shares (TOTAL shares held directly by TOTAL SE)

Shares to be allocated as part of performance share grant plans
including the 2019 Plan	100,000
including other Plans	74,890
Total Treasury shares	174,890

Dividend

TOTAL SE already paid three interim dividends for the fiscal year 2020, each for an amount of €0.66 per share.

The Board of Directors has proposed to the Shareholders’ meeting of May 28, 2021 to pay a dividend of €2.64 per share for the 2020 fiscal year, i.e. a balance of €0.66 per share to be distributed after deduction of those first three interim dividends. The dividend calendar for fiscal year 2020 is as follows:

Dividend 2020	First interim	Second interim	Third interim	Final
Amount	€0.66	€0.66	€0.66	€0.66
Set date	May 4, 2020	July 29, 2020	October 29, 2020	May 28, 2021
Ex-dividend date	September 25, 2020	January 4, 2021	March 25, 2021	June 24, 2021
Payment date	October 2, 2020	January 11, 2021	April 1, 2021	July 1, 2021

The Board of Directors, during its April 28, 2021 meeting, set the first interim dividend for the fiscal year 2021 at €0.66 per share. This interim dividend will be paid in cash on October 1, 2021 (the ex-dividend date will be September 21, 2021).

Earnings per share in Euro

Earnings per share in Euro, calculated from the earnings per share in U.S. dollars converted at the average Euro/USD exchange rate for the period, amounted to €1.03 per share for the 1st quarter 2021 (€0.31 per share for the 4th quarter 2020 and €(0,01) per share for the 1st quarter 2020). Diluted earnings per share calculated using the same method amounted to €1.02 per share for the 1st quarter 2021 (€0.31 per share for the 4th quarter 2020 and €(0.01) per share for the 1st quarter 2020).

Earnings per share are calculated after remuneration of perpetual subordinated notes.

Perpetual subordinated notes

The Group has issued perpetual subordinated notes in January 2021:

-	Perpetual subordinated notes 1.625% callable in January 2028, or in anticipation in October 2027 (EUR 1,500 million); and

-	Perpetual subordinated notes 2.125% callable in January 2033, or in anticipation in July 2032 (EUR 1,500 million).

Following the two tender operations on perpetual subordinated notes 2.250% callable from February 2021 (carried out in April 2019 and September 2020 for USD 1,500 million and USD 703 million respectively), Total SE fully reimbursed the residual nominal amount of this note at its first call date for an amount of EUR 297 million on February 26, 2021.

Other comprehensive income

Detail of other comprehensive income is presented in the table below:

(M$)	1st quarter 2021	1st quarter 2020
Actuarial gains and losses	-	133
Change in fair value of investments in equity instruments	12	(164)
Tax effect	(12)	(15)
Currency translation adjustment generated by the parent company	(4,173)	(1,976)
Sub-total items not potentially reclassifiable to profit and loss	(4,173)	(2,022)

Currency translation adjustment	2,523	(21)
- unrealized gain/(loss) of the period	2,623	(22)
- less gain/(loss) included in net income	100	(1)

Cash flow hedge	504	(1,524)
- unrealized gain/(loss) of the period	441	(1,543)
- less gain/(loss) included in net income	(63)	(19)

Variation of foreign currency basis spread	-	56

- unrealized gain/(loss) of the period	(14)	42
- less gain/(loss) included in net income	(14)	(14)

Share of other comprehensive income of equity affiliates, net amount	469	(1,223)
- unrealized gain/(loss) of the period	467	(1,233)
- less gain/(loss) included in net income	(2)	(10)

Other	1	3

Tax effect	(157)	445
Sub-total items potentially reclassifiable to profit and loss	3,340	(2,264)
Total other comprehensive income, net amount	(833)	(4,286)

Tax effects relating to each component of other comprehensive income are as follows:

	1st quarter 2021			1st quarter 2020
(M$)	Pre-tax amount	Tax effect	Net amount	Pre-tax amount	Tax effect	Net amount
Actuarial gains and losses	-	-	-	133	(50)	83
Change in fair value of investments in equity instruments	12	(12)	-	(164)	35	(129)
Currency translation adjustment generated by the parent company	(4,173)	-	(4,173)	(1,976)	-	(1,976)
Sub-total items not potentially reclassifiable to profit and loss	(4,161)	(12)	(4,173)	(2,007)	(15)	(2,022)
Currency translation adjustment	2,523	-	2,523	(21)	-	(21)
Cash flow hedge	504	(157)	347	(1,524)	463	(1,061)
Variation of foreign currency basis spread	-	-	-	56	(18)	38
Share of other comprehensive income of equity affiliates, net amount	469	-	469	(1,223)	-	(1,223)
Other	1	-	1	3	-	3
Sub-total items potentially reclassifiable to profit and loss	3,497	(157)	3,340	(2,709)	445	(2,264)
Total other comprehensive income	(664)	(169)	(833)	(4,716)	430	(4,286)

5) Financial debt

The Group has not issued any bond during the first three months of 2021.

The Group reimbursed one bond during the first three months of 2021:

-	Bond 4.125% issued in 2011 and maturing in January 2021 (USD 500 million).

In April 2020, the Group has also put in place a new committed syndicated credit line with banking counterparties for an initial amount of USD 6,350 million and with a 12-month tenor (with the option to extend twice by a further 6 months at TOTAL’s hand). As of March 31, 2021, the remaining balance of the committed syndicated credit line is USD 2,646 million.

On April 1, 2021, the Group reimbursed in full the remaining balance of the committed syndicated credit line put in place on April 2, 2020, for an amount of USD 2,646 million.

6) Related parties

The related parties are mainly equity affiliates and non-consolidated investments.

There were no major changes concerning transactions with related parties during the first three months of 2021.

7) Other risks and contingent liabilities

TOTAL is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the Group, other than those mentioned below.

Yemen

In Yemen, the deterioration of security conditions in the vicinity of the Balhaf site caused the company Yemen LNG, in which the Group holds a stake of 39.62%, to stop its commercial production and export of LNG and to declare force majeure to its various stakeholders in 2015. The plant has been put in preservation mode.

Mozambique

Considering the evolution of the security situation in the north of the Cabo Delgado province in Mozambique, Total has confirmed the withdrawal of all Mozambique LNG project personnel from the Afungi site. This situation led Total, as operator of Mozambique LNG project, to declare force majeure, on April 26, 2021.

8) Subsequent events

There are no post-balance sheet events that could have a material impact on the Group’s financial statements.